UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009

On August 5, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2009. Attached hereto is a copy of the press release, dated August 5, 2009, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2010. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO INC., included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as that of its subsidiary NTT DATA CORPORATION, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three months ended June 30, 2009 in the press release is unaudited.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: August 5, 2009

Financial Results Release	August 5, 2009
For the Three Months Ended June 30, 2009	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL (03)5205-5581

Scheduled date of filing quarterly securities report: August 6, 2009

1.	Consolidated Financial Results for the Three Months Ended June 30, 2009 (April 1, 2009 – June 30, 2009)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Three months ended June 30, 2009	2,502,889	(3.5)%	325,771	(12.4)%	325,916	(16.0)%
Three months ended June 30, 2008	2,593,588	—	372,063	—	387,901	—

Notes:	1.	Percentages above represent changes from the corresponding previous period.
	2.	Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, “Net Income” is not presented on this page. For further details, see Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” on page 3.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Nippon Telegraph and Telephone Corporation Shareholders’ Equity	Equity Ratio (Ratio of Nippon Telegraph and Telephone Corporation Shareholders’ Equity to Total Assets)	Nippon Telegraph and Telephone Corporation Shareholders’ Equity per Share
June 30, 2009	18,643,445	7,390,729	39.6%	5,585.14 (yen)
March 31, 2009	18,796,388	7,298,110	38.8%	5,515.18 (yen)

Note:	“Nippon Telegraph and Telephone Corporation Shareholders’ Equity” was previously referred to as “Shareholders’ Equity” in prior years.

2.	Dividends

	Dividends per Share
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year ended March 31, 2009	—	5,500.00	(yen)	—	55.00	(yen)	—	(yen)
Year ending March 31, 2010	—	—		—	—		—
Year ending March 31, 2010 (Forecasts)	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)

Note:	Change in forecasts of dividends during the three months ended June 30, 2009: None

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes
Six months ending September 30, 2009	—	—	—	—	—	—
Year ending March 31, 2010	10,300,000	(1.1)%	1,110,000	0.0%	1,080,000	(2.3)%

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the year ending March 31, 2010 during the three months ended June 30, 2009: None
	3.	As NTT evaluates the business performance on an annual basis, consolidated financial results forecasts for six months ending September 30, 2009 are not provided.
	4.	Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with SFAS No. 160, “Net Income” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 is not presented on this page. For further details, see Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” on page 3.

4.	Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None

(For further details, please see “Others” on page 9.)

(4)	Number of shares outstanding (common stock)

1.	Number of shares outstanding (including treasury stock):

June 30, 2009:	1,574,120,900 shares
March 31, 2009:	1,574,120,900 shares
2.	Number of treasury stock:

June 30, 2009:	250,837,590 shares
March 31, 2008:	250,844,167 shares

3.	Weighted average number of shares outstanding:

For the three months ended June 30, 2009:	1,323,281,408 shares
For the three months ended June 30, 2008:	13,638,834 shares

*	Explanation for forecasts of operation and other notes:

With regard to the consolidated financial results forecasts, please refer to page 3.

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 9 and 22.

Figures provided for Dividends per Share end of the second quarter for the fiscal year ended March 31, 2009 and Weighted average number of shares outstanding for the three months ended June 30, 2008 are calculated based on the number of shares before the stock split that took effect on January 4, 2009.

(Reference) Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51.”

Effective April 1, 2009, we adopted SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

Upon the adoption of SFAS No. 160, “Net Income”, which includes income attributable to noncontrolling interests, and “Net Income Attributable to Nippon Telegraph and Telephone Corporation (“NTT”)” are presented in the consolidated statements of income. “Net Income Attributable to NTT”, “Earnings per Share Attributable to NTT” and “Diluted Earnings per Share Attributable to NTT” for the Consolidated Results of Operations for the three months ended June 30, 2008 and 2009 as well as “Net Income Attributable to NTT” and “Earnings per Share Attributable to NTT” for the Consolidated Financial Results Forecasts for the year ending March 31, 2010 are as follows:

Consolidated Financial Results for the Three Months Ended June 30, 2009 (April 1, 2009 – June 30, 2009)

Amounts are rounded off to nearest million yen.

Consolidated Results of Operations

(Millions of yen)
	Net Income Attributable to NTT*	Basic Earnings per Share Attributable to NTT	Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2009	139,557 (20.5)%	105.46 (yen)	— (yen)
Three months ended June 30, 2008	175,534 —	12,870.16 (yen)	— (yen)

Consolidated Financial Results Forecasts for the Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

(Millions of yen, except per share amounts)
	Net Income Attributable to NTT*	Basic Earnings per Share Attributable to NTT
Six months ending September 30, 2009	— —	—
Year ending March 31, 2010	460,000 (14.6)%	347.62 (yen)

*	“Net Income Attributable to NTT” is calculated in the same manner as “Net Income” previously reported until last fiscal year.

(Percentages above represent changes from the previous year.)

1.	Analysis of consolidated results

(1)	Consolidated results

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 - June 30, 2008)	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 - June 30, 2009)	Change	Percent Change
Operating revenues	2,593.6	2,502.9	(90.7)	(3.5)%
Operating expenses	2,221.5	2,177.1	(44.4)	(2.0)%
Operating income	372.1	325.8	(46.3)	(12.4)%
Net income before income taxes	387.9	325.9	(62.0)	(16.0)%
Net income attributable to NTT	175.5	139.6	(36.0)	(20.5)%

Note:	With the application of the Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51” beginning in the fiscal year ending March 31, 2010, the designation of net income for the quarter attributable to NTT has been changed. For further details, please see page 3.

In the first quarter of the fiscal year ending March 31, 2010, NTT Group took measures to expand broadband and ubiquitous services pursuant to its new Medium-Term Strategy entitled “Road to Service Creation Business Group” adopted in May 2008.

In the fixed-line communications market, the expansion of optical services and the accompanying shift from existing fixed-line telephones to optical IP telephones continued. Diverse services such as video distribution services were also deployed by various providers. Under these market conditions, in the next-generation network (NGN) segment, NTT Group endeavored to expand the “FLET’S Hikari Next” service area and the sale of services such as “Hikari TV” that take advantage of the capabilities of the NGN. NTT Group also made efforts to develop and market the “Hikari Link” 1 product series to increase demand for fibre-optic services. As a result of these efforts, the number of “FLET’S Hikari” subscriptions reached 11.79 million.

In the mobile communications market, with the market reaching saturation due to the increased penetration rate, the competition among carriers to acquire customers and enhance services is becoming increasingly fierce. Under these market conditions, NTT Group launched 13 handset models in the Summer of 2009 which included the first handset in Japan operating with “Android”2. In addition, NTT Group enhanced video content by adding, to “docomo-doga,” “Bee TV,”3 a broadcasting station that provides streaming video exclusively for mobile phones. NTT Group also lowered the minimum charges for “Pake-hodai Double,” a two-tier flat-rate packet service, and took other measures to enrich billing plans. As a result of these measures, the number of mobile phone subscriptions reached 54.86 million, of which 50.25 million were FOMA service subscriptions, accounting for 91.6% of all subscriptions.

With respect to services for corporate customers, NTT Group continued its efforts to provide high value-added solutions tailored to customers’ industries and business categories and to enhance its support capabilities adapted to the global business activities of the customers. In the area of SaaS,4 which reduces customers’ information system installation and operation burdens, NTT Group collaborated with its business partners to develop safe and secure SaaS platforms and provide a wide range of services.

In its global businesses, NTT Group expanded overseas business sites to further improve services. To expand and enhance its networks, NTT Group reached a decision to acquire an American submarine cable business to further reinforce the infrastructure between Japan and the United States. NTT Group also announced plans to construct a new submarine cable for Asia.

As a result of these efforts, NTT Group’s consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2010 were ¥2,502.9 billion (a decrease of 3.5% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,177.1 billion (a decrease of 2.0% from the same period of the previous fiscal year), consolidated operating income was ¥325.8 billion (a decrease of 12.4% from the same period of the previous fiscal year), consolidated net income before income taxes was ¥325.9 billion (a decrease of 16.0% from the same period of the previous fiscal year), and net income attributable to NTT was ¥139.6 billion (a decrease of 20.5% from the same period of the previous fiscal year).

Notes 1.	A series of household information devices that can connect to “FLET’S Hikari.” The first product, the “Hikari Photo Frame,” was launched in March 2009. The second product, the “Living Room PC” was announced to be launched in the quarter under review.
2.	An operating system for mobile phones. It is characterized by an open development environment.
3.	Provided by Avex Broadcasting & Communications Inc., a joint venture established by NTT DOCOMO and Avex Entertainment Corporation.
4.	Software as a Service. A service for providing software applications to customers via networks.

* NTT Group’s consolidated financial statements are prepared in accordance with United States generally accepted accounting principles.

(2)	Segment results

Results by business segment are as follows.

	Regional telecommunications business segment

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 - June 30, 2008)	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 - June 30, 2009)	Change	Percent Change
Operating revenues	995.1	960.7	(34.4)	(3.5)%
Operating expenses	983.9	944.7	(39.3)	(4.0)%
Operating income	11.2	16.1	4.9	43.9%

Consolidated operating revenues in the first quarter of the fiscal year ending March 31, 2010 were ¥960.7 billion (a decrease of 3.5% from the same period of the previous fiscal year). Despite an increase in IP-related revenues due to an increase in FLET’S Hikari subscriptions, consolidated operating revenues decreased due to the decline in revenues from fixed-line telephones in conjunction with the decline in fixed-line subscriptions and other factors. On the other hand, consolidated operating expenses in the first quarter fell to ¥944.7 billion (a decrease of 4.0% from the same period of the previous fiscal year) due to decreases in expenses and depreciation and amortization expenses and other factors. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2010 was ¥16.1 billion (an increase of 43.9% from the same period of the previous fiscal year).

Number of subscriptions	(Thousands of subscriptions)
	As of March 31, 2009	As of June 30, 2009	Change	Percent Change
FLET’S Hikari	11,134	11,793	659	5.9%
NTT East	6,291	6,678	387	6.2%
NTT West	4,843	5,115	272	5.6%
Optical IP Phone (Hikari Phone)	8,011	8,571	561	7.0%
NTT East	4,248	4,545	297	7.0%
NTT West	3,762	4,026	263	7.0%

Notes	1.	FLET’S Hikari includes NTT East’s B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) services and NTT West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on March 31, 2008) services.
	2.	The figures for Optical IP Phone indicate number of channels (in thousands).

‚	Long-distance and international communications business segment

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 - June 30, 2008)	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 - June 30, 2009)	Change	Percent Change
Operating revenues	311.5	308.1	(3.4)	(1.1)%
Operating expenses	283.6	283.2	(0.4)	(0.1)%
Operating income	27.9	24.9	(3.0)	(10.8)%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2010 were ¥308.1 billion (a decrease of 1.1% from the same period of the previous fiscal year). Despite increases in OCN, VPN-related services and other IP-related revenues and increase in revenues from corporate solutions businesses, the decline in conventional fixed-voice related revenues and other factors reduced consolidated operating revenues. Consolidated operating expenses for the first quarter decreased to ¥283.2 billion (a decrease of 0.1% from the same period of the previous fiscal year) due to lower telecommunication facility usage fees in conjunction with the decline in fixed-voice related revenues. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2010 was ¥24.9 billion (a decrease of 10.8% from the same period of the previous fiscal year).

ƒ	Mobile communications segment

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 - June 30, 2008)	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 - June 30, 2009)	Change	Percent Change
Operating revenues	1,170.2	1,084.8	(85.5)	(7.3)%
Operating expenses	875.1	834.4	(40.7)	(4.7)%
Operating income	295.1	250.4	(44.8)	(15.2)%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2010 decreased to ¥1,084.8 billion (a decrease of 7.3% from the same period of the previous fiscal year) due to a decrease in mobile voice related revenues caused by penetration of the new handset purchase methods and a decline in handset sales revenues. On the other hand, consolidated operating expenses decreased to ¥834.4 billion (a decrease of 4.7% from the same period of the previous fiscal year) as a result of a decrease in revenue-linked expenses attributable to a decrease in the number of handsets sold. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2010 was ¥250.4 billion (a decrease of 15.2% from the same period of the previous fiscal year).

Number of subscriptions	(Thousands of subscriptions)
	As of March 31, 2009	As of June 30, 2009	Change	Percent Change
Mobile phone service	54,601	54,864	263	0.5%
FOMA service	49,040	50,246	1,206	2.5%
mova service	5,560	4,618	(942)	(16.9)%
i-mode service	48,474	48,597	123	0.3%

Notes	1.	The number of Mobile phone service subscriptions and FOMA service subscriptions include communication module service subscriptions.
	2.	Effective March 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA service subscriptions.
	3.	The number of subscriptions for i-mode service represents the total of FOMA and mova subscriptions combined.

„	Data communications segment

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 - June 30, 2008)	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 - June 30, 2009)	Change	Percent Change
Operating revenues	241.8	270.1	28.3	11.7%
Operating expenses	220.2	248.9	28.7	13.0%
Operating income	21.7	21.2	(0.4)	(1.9)%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2010 increased to ¥270.1 billion (an increase of 11.7% from the same period of the previous fiscal year) as a result of the expansion of consolidated subsidiaries and the increase in revenues from financing businesses. On the other hand, consolidated operating expenses for the first quarter rose to ¥248.9 billion (an increase of 13.0% from the same period of the previous fiscal year) due to higher revenue-linked expenses. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2010 was ¥21.2 billion (a decrease of 1.9% from the same period of the previous fiscal year).

…	Other segments

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 - June 30, 2008)	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 - June 30, 2009)	Change	Percent Change
Operating revenues	267.6	261.2	(6.4)	(2.4)%
Operating expenses	253.4	250.0	(3.4)	(1.3)%
Operating income	14.2	11.2	(3.0)	(21.2)%

In other segments, efforts to increase business efficiency in the real estate and financing businesses continued while NTT Group aggressively promoted the construction and power businesses, system development, and advanced technology development businesses. As a result, consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2010 were ¥261.2 billion (a decrease of 2.4% from the same period of the previous fiscal year) and consolidated operating income was ¥11.2 billion (a decrease of 21.2% from the same period of the previous fiscal year).

2.	Analysis of consolidated financial standing

Consolidated cash flows from operating activities in the first quarter of the fiscal year ending March 31, 2010 were ¥477.3 billion (an increase of ¥318.9 billion (201.4%) in cash flows compared to the same period of the previous fiscal year). This was due to the effect of expenditures arising from a review of secondment policies in the same period of the previous fiscal year and a decrease in the amount of advances paid in connection with NTT’s acquisition of treasury stock conducted in the same period of the previous fiscal year.

Consolidated cash flows from investing activities showed outlays of ¥603.3 billion (an increase of ¥81.8 billion (15.7%) compared to the same period of the previous fiscal year). This was due to an increase in long-term investment expenditures including equity investments, a decrease in the sale of shares and other long-term investments, and other factors.

Consolidated cash flows from financing activities were ¥60.1 billion (a decrease in cash flows of ¥63.7 billion (51.5%) compared to the same period of the previous fiscal year). This resulted from a decrease in long-term capital raised from the issuance of corporate bonds and borrowings.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2009 were ¥988.9 billion, a decrease of ¥63.9 billion (6.1%) from the end of the previous fiscal year.

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 - June 30, 2008)	1st Quarter, Consolidated Fiscal Year Ended March 31, 2010 (April 1, 2009 - June 30, 2009)	Change	Percent Change
Cash flows from operating activities	158.3	477.3	318.9	201.4%
Cash flows from investing activities	(521.4)	(603.3)	(81.8)	(15.7)%
Cash flows from financing activities	123.8	60.1	(63.7)	(51.5)%

3.	Analysis of forecast of consolidated results

There are no changes to the consolidated fiscal year results forecasts announced on May 13, 2009. NTT manages its business results on an annual basis, and does not prepare consolidated financial results forecasts for the six months ending September 30, 2009. For the assumptions used in the consolidated results forecasts and other related matters, please see page 22.

4.	Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Business Combinations

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 141R (“SFAS 141R”), “Business Combinations.” SFAS 141R requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. The adoption of SFAS 141R did not have a material impact on the results of operations or the financial position of NTT Group for the three months ended June 30, 2009.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. SFAS160 also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

The adoption of SFAS 160 has an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification; however, the adoption of SFAS 160 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Financial Guarantee Insurance Contracts

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 163 (“SFAS 163”), “Accounting for Financial Guarantee Insurance Contracts – an interpretation of Financial Accounting Standards Board Statement No. 60.” SFAS 163 prescribes accounting for insures of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. The adoption of SFAS 163 did not have a material impact on the results of operations or the financial position of NTT Group.

Subsequent event

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 165 (“SFAS 165”), “Subsequent Events.” SFAS 165 requires that the effect of subsequent events that occurred after the balance-sheet date and before the date the financial statements are either “issued” or “available to be issued” should be evaluated and disclosed. The adoption of SFAS 165 did not have an impact on the results of operations or the financial position of NTT Group.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2009	June 30, 2009	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,052,777	¥988,863	¥(63,914)
Short-term investments	20,264	14,931	(5,333)
Notes and accounts receivable, trade	1,947,765	1,732,610	(215,155)
Allowance for doubtful accounts	(45,208)	(37,664)	7,544
Inventories	313,494	364,758	51,264
Prepaid expenses and other current assets	512,479	596,268	83,789
Deferred income taxes	266,480	246,277	(20,203)

Total current assets	4,068,051	3,906,043	(162,008)

Property, plant and equipment:
Telecommunications equipment	14,705,383	14,756,059	50,676
Telecommunications service lines	13,968,838	14,026,922	58,084
Buildings and structures	5,770,337	5,794,658	24,321
Machinery, vessels and tools	1,755,854	1,769,708	13,854
Land	1,111,734	1,111,434	(300)
Construction in progress	305,167	304,827	(340)

	37,617,313	37,763,608	146,295
Accumulated depreciation	(27,415,794)	(27,638,113)	(222,319)

Net property, plant and equipment	10,201,519	10,125,495	(76,024)

Investments and other assets:
Investments in affiliated companies	622,735	627,986	5,251
Marketable securities and other investments	277,375	297,646	20,271
Goodwill	453,617	490,241	36,624
Other intangibles	1,406,991	1,412,879	5,888
Other assets	894,828	915,313	20,485
Deferred income taxes	871,272	867,842	(3,430)

Total investments and other assets	4,526,818	4,611,907	85,089

Total assets	¥18,796,388	¥18,643,445	¥(152,943)

	Millions of yen
	March 31, 2009	June 30, 2009	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥388,028	¥508,019	¥119,991
Current portion of long-term debt	603,041	480,669	(122,372)
Accounts payable, trade	1,302,607	1,032,280	(270,327)
Accrued payroll	454,575	338,936	(115,639)
Accrued interest	12,481	11,532	(949)
Accrued taxes on income	288,803	103,865	(184,938)
Accrued consumption tax	28,326	46,162	17,836
Advances received	114,934	140,907	25,973
Deposit received	275,089	347,799	72,710
Other	226,315	213,315	(13,000)

Total current liabilities	3,694,199	3,223,484	(470,715)

Long-term liabilities:
Long-term debt	3,691,688	3,873,036	181,348
Obligations under capital leases	47,394	44,279	(3,115)
Liability for employees’ retirement benefits	1,639,785	1,646,136	6,351
Other	577,692	588,696	11,004

Total long-term liabilities	5,956,559	6,152,147	195,588

Equity:
NTT shareholders’ equity
Common stock, no par value -	937,950	937,950	—
Additional paid-in capital	2,841,037	2,841,022	(15)
Retained earnings	5,066,637	5,133,414	66,777
Accumulated other comprehensive income (loss)	(341,917)	(316,100)	25,817
Treasury stock, at cost	(1,205,597)	(1,205,557)	40

Total NTT shareholders’ equity	7,298,110	7,390,729	92,619

Noncontrolling interests	1,847,520	1,877,085	29,565

Total equity	9,145,630	9,267,814	122,184

Total liabilities and equity	¥18,796,388	¥18,643,445	¥(152,943)

*	Certain items for prior year’s financial statements have been reclassified to conform to the presentation as of June 30, 2009.

(2) CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH ENDED JUNE 30

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥663,530	¥599,174	¥(64,356)
Mobile voice related services	598,932	540,016	(58,916)
IP/packet communications services	695,066	761,269	66,203
Sale of telecommunication equipment	216,374	163,810	(52,564)
System integration	256,236	283,765	27,529
Other	163,450	154,855	(8,595)

	2,593,588	2,502,889	(90,699)

Operating expenses:
Cost of services (exclusive of items shown separately below)	576,032	582,851	6,819
Cost of equipment sold (exclusive of items shown separately below)	266,513	213,552	(52,961)
Cost of system integration (exclusive of items shown separately below)	159,773	182,150	22,377
Depreciation and amortization	503,756	496,606	(7,150)
Impairment loss	—	304	304
Selling, general and administrative expenses	715,451	701,655	(13,796)

	2,221,525	2,177,118	(44,407)

Operating income (loss)	372,063	325,771	(46,292)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(15,182)	(14,805)	377
Interest income	6,323	6,338	15
Other, net	24,697	8,612	(16,085)

	15,838	145	(15,693)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	387,901	325,916	(61,985)

Income tax expense (benefit):
Current	149,054	124,554	(24,500)
Deferred	(794)	7,760	8,554

	148,260	132,314	(15,946)

Income (loss) before equity in earnings (losses) of affiliated companies	239,641	193,602	(46,039)

Equity in earnings (losses) of affiliated companies	3,535	2,704	(831)

Net income (loss)	243,176	196,306	(46,870)

Less – Net income attributable to noncontrolling interests	(67,642)	(56,749)	10,893

Net income (loss) attributable to NTT	¥175,534	¥139,557	¥(35,977)

Summary of total comprehensive income (loss):
Net income (loss)	¥243,176	¥196,306	¥(46,870)
Other comprehensive income (loss)	(33,629)	32,488	66,117
Comprehensive income (loss)	209,547	228,794	19,247
Less – Other comprehensive income attributable to noncontrolling interests	(63,821)	(63,420)	401

Comprehensive income (loss) attributable to NTT	¥145,726	¥165,374	¥19,648

*	Certain items for prior year’s financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2009.

	Shares or yen
	2008*	2009
Per share of common stock:
Weighted average number of shares outstanding	13,638,834.30	1,323,281,408
Net income (loss) attributable to NTT	¥12,870.16	¥105.46

*	Per share of common stock for the three months ended June 30, 2008 does not reflect the stock split that took effect on January 4, 2009.

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH ENDED JUNE 30

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥243,176	¥196,306	¥(46,870)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	503,756	496,606	(7,150)
Impairment loss	—	304	304
Deferred taxes	(794)	7,760	8,554
Loss on disposal of property, plant and equipment	21,716	26,290	4,574
Equity in (earnings) losses of affiliated companies	(3,535)	(2,704)	831
(Increase) decrease in notes and accounts receivable, trade	179,137	207,894	28,757
(Increase) decrease in inventories	(86,780)	(50,407)	36,373
(Increase) decrease in other current assets	(289,554)	(75,244)	214,310
Increase (decrease) in accounts payable, trade and accrued payroll	(294,360)	(247,096)	47,264
Increase (decrease) in accrued consumption tax	14,298	17,742	3,444
Increase (decrease) in accrued interest	86	(951)	(1,037)
Increase (decrease) in advances received	10,758	25,884	15,126
Increase (decrease) in accrued taxes on income	(114,937)	(185,967)	(71,030)
Increase (decrease) in other current liabilities	30,860	46,275	15,415
Increase (decrease) in liability for employees’ retirement benefits	(19,946)	20,195	40,141
Increase (decrease) in other long-term liabilities	11,456	7,811	(3,645)
Other	(46,998)	(13,424)	33,574

Net cash provided (used in) by operating activities	¥158,339	¥477,274	¥318,935

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(478,237)	¥(399,791)	¥78,446
Proceeds from sale of property, plant and equipment	18,013	10,339	(7,674)
Payments for purchase of non-current investments	(10,519)	(33,515)	(22,996)
Proceeds from sale and redemption of non-current investments	37,179	4,167	(33,012)
Payments for purchase of short-term investments	(421)	(3,040)	(2,619)
Proceeds from redemption of short-term investments	3,444	10,439	6,995
Acquisition of intangibles and other assets	(90,908)	(191,858)	(100,950)

Net cash provided by (used in) investing activities	(521,449)	(603,259)	(81,810)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	353,429	275,379	(78,050)
Payments for settlement of long-term debt	(227,556)	(221,148)	6,408
Proceeds from issuance of short-term debt	1,298,008	1,307,436	9,428
Payments for settlement of short-term debt	(1,145,112)	(1,187,477)	(42,365)
Dividends paid	(61,374)	(72,780)	(11,406)
Proceeds from sale of (payments for acquisition of) treasury stock, net	43	25	(18)
Acquisition of treasury stocks by subsidiary	(49,998)	—	49,998
Other	(43,607)	(41,319)	2,288

Net cash provided by (used in) financing activities	123,833	60,116	(63,717)

Effect of exchange rate changes on cash and cash equivalents	(3,820)	1,955	5,775

Net increase (decrease) in cash and cash equivalents	(243,097)	(63,914)	179,183
Cash and cash equivalents at beginning of period	1,169,566	1,052,777	(116,789)

Cash and cash equivalents at end of period	¥926,469	¥988,863	¥62,394

Cash paid during the year for:
Interest	¥15,153	¥15,754	¥601
Income taxes, net	¥248,947	¥307,717	¥58,770

*	Certain items for prior year’s financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2009.

(4) Going Concern Assumption

None

(5) Business Segments

1. Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)
Regional communications business
Customers	858,310	833,814	(24,496)
Intersegment	136,797	126,921	(9,876)

Total	995,107	960,735	(34,372)

Long-distance and international communications business
Customers	287,994	282,931	(5,063)
Intersegment	23,492	25,153	1,661

Total	311,486	308,084	(3,402)

Mobile communications business
Customers	1,156,507	1,073,293	(83,214)
Intersegment	13,739	11,461	(2,278)

Total	1,170,246	1,084,754	(85,492)

Data communications business
Customers	212,897	239,848	26,951
Intersegment	28,951	30,252	1,301

Total	241,848	270,100	28,252

Other
Customers	77,880	73,003	(4,877)
Intersegment	189,716	188,202	(1,514)

Total	267,596	261,205	(6,391)

Elimination of intersegment	(392,695)	(381,989)	10,706

Consolidated total	2,593,588	2,502,889	(90,699)

2. Segment profit or loss

	(Millions of yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)
Operating income (loss)
Regional communications business	11,174	16,076	4,902
Long-distance and international communications business	27,912	24,892	(3,020)
Mobile communications business	295,139	250,370	(44,769)
Data communications business	21,653	21,242	(411)
Other	14,187	11,174	(3,013)

Total	370,065	323,754	(46,311)

Elimination of intersegment	1,998	2,017	19

Consolidated total	372,063	325,771	(46,292)

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid for the three months ended June 30, 2009 were as follows:

Resolution	The shareholders’ meeting on June 24, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥72,780 million
Cash dividends per share	¥55
Date of record	March 31, 2009
Date of payment	June 25, 2009

Significant Changes in NTT Shareholders’ Equity

None

(Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2009	June 30, 2009	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	7,695	24,129	16,434
Accounts receivable, trade	1,018	187	(831)
Supplies	317	235	(81)
Subsidiary deposits	57,000	57,000	—
Other current assets	496,096	353,502	(142,594)

Total current assets	562,127	435,054	(127,072)

Fixed assets:
Property, plant and equipment	189,880	186,059	(3,821)
Intangible fixed assets	55,870	52,423	(3,446)
Investments and other assets
Investments in subsidiaries and affiliated companies	4,794,244	4,794,219	(25)
Long-term loans receivable to subsidiaries	1,815,759	2,024,959	209,200
Other investments and assets	87,140	88,241	1,101
Total investments and other assets	6,697,144	6,907,420	210,276

Total fixed assets	6,942,895	7,145,902	203,007

TOTAL ASSETS	7,505,022	7,580,957	75,934

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”
	3.	In the quarterly financial statements for the previous fiscal year, we presented “Investment securities” which includes “Investments in subsidiaries and affiliated companies” and “Long-term loans receivable” which includes “Long-term loans receivable to subsidiaries.” However, from the quarterly financial statements for this fiscal year, we categorize these items individually and present the items which are material.

(Reference)

	Millions of yen
	March 31, 2009	June 30, 2009	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	189	109	(80)
Current portion of corporate bonds	200,000	80,000	(120,000)
Current portion of long-term borrowings	186,264	130,684	(55,580)
Accrued taxes on income	146	126	(19)
Deposit received from subsidiaries	91,500	68,620	(22,880)
Other current liabilities	61,003	55,061	(5,941)

Total current liabilities	539,104	334,602	(204,502)

Long-term liabilities:
Corporate bonds	1,340,906	1,570,908	230,001
Long-term borrowings	728,874	708,074	(20,800)
Liability for employees’ retirement benefits	26,333	26,584	251
Other long-term liabilities	1,459	1,423	(36)

Total long-term liabilities	2,097,573	2,306,989	209,416

TOTAL LIABILITIES	2,636,678	2,641,592	4,914

NET ASSETS
Shareholders’ equity
Common stock	937,950	937,950	—
Capital surplus	2,673,843	2,673,827	(15)
Earned surplus	2,459,481	2,529,295	69,813
Treasury stock	(1,205,597)	(1,205,557)	39

Total shareholders’ equity	4,865,677	4,935,515	69,838

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	2,667	3,849	1,182

Total unrealized gains (losses), translation adjustments, and others	2,667	3,849	1,182

TOTAL NET ASSETS	4,868,344	4,939,365	71,020

TOTAL LIABILITIES AND NET ASSETS	7,505,022	7,580,957	75,934

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”
	3.	In the quarterly financial statements for the previous fiscal year, we presented “Current portion of long-term borrowings” which includes “Current portion of long-term loans payable - subsidiary” and “Long-term borrowings” which includes “Long-term loans payable - subsidiary.” However, from the quarterly financial statements for this fiscal year, we categorize these items individually and present the items which are material.

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues	167,089	179,000	11,910
Operating expenses	36,222	36,685	462

Operating income	130,866	142,315	11,448

Non-operating revenues:
Interest income	9,358	8,561	(796)
Lease and rental income	2,964	2,908	(56)
Miscellaneous income	323	1,792	1,468

Total non-operating revenues	12,646	13,262	615

Non-operating expenses:
Interest expenses	3,536	3,226	(309)
Corporate bond interest expenses	6,142	6,126	(16)
Miscellaneous expenses	2,134	2,251	116

Total non-operating expenses	11,813	11,603	(209)

Recurring profit	131,699	143,973	12,273

Income before income taxes	131,699	143,973	12,273

Income taxes	1,550	1,379	(171)

Net income	130,149	142,593	12,444

(Reference) Major components of operating revenues
Dividends received	126,594	139,478	12,883
Revenues from group management	4,650	4,587	(62)
Revenues from basic R&D	31,749	31,749	0

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:

Income before income taxes	131,699	143,973	12,273
Depreciation and amortization	11,418	11,778	359
Loss on disposal of property, plant and equipment	61	256	194
Dividends received	(126,594)	(139,478)	(12,883)
Increase (decrease) in liability for employees’ retirement benefits	466	251	(215)
(Increase) decrease in accounts receivable	(5,494)	(3,578)	1,916
Increase (decrease) in accounts payable and accrued expenses	(9,857)	(4,251)	5,606
Increase (decrease) in accrued consumption tax	7	344	337
(Increase) decrease in other current assets	(100,780)	(12)	100,768
(Increase) decrease in subsidiary deposits	—	(5,000)	(5,000)
Increase (decrease) in deposit received from subsidiaries	6,055	(22,880)	(28,935)
Other	2,172	655	(1,517)

Sub-total	(90,845)	(17,941)	72,903

Interest and dividends received	136,445	148,229	11,784
Interest paid	(9,633)	(9,348)	285
Income taxes received (paid)	(15,997)	(18,510)	(2,512)

Net cash provided by (used in) operating activities	19,968	102,429	82,460

Cash flows from investing activities:

Payments for property, plant and equipment	(19,044)	(10,403)	8,641
Payments for purchase of investment securities	(2,495)	—	2,495
Proceeds from sale of investment securities	13	971	958
Payments for long-term loans	(120,000)	(230,000)	(110,000)
Proceeds from long-term loans receivable	221,897	196,380	(25,517)
Other	(28)	81	109

Net cash provided by (used in) investing activities	80,342	(42,970)	(123,313)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	120,000	229,966	109,966
Payments for settlement of long-term debt	(221,897)	(196,380)	25,517
Net increase (decrease) in short-term borrowings	84,981	—	(84,981)
Payments for settlement of lease obligations	23	(22)	(45)
Dividends paid	(61,374)	(72,780)	(11,405)
Proceeds from sale of (payments for acquisition of) treasury stock, net	43	24	(18)

Net cash provided by (used in) financing activities	(78,223)	(39,192)	39,031

Net increase (decrease) in cash and cash equivalents	22,087	20,266	(1,820)

Cash and cash equivalents at beginning of period	77,341	94,208	16,866

Cash and cash equivalents at end of period	99,429	114,474	15,045

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

August 5, 2009

NTT’s Shares and Shareholders (as of June 30, 2009)

1.	Classification of Shareholders

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
Details					Non- Individuals	Individuals
Total Holders	4	340	108	8,736	1,201	989	1,018,181	1,029,559	—

Total Shares (Units)	5,305,899	2,328,556	58,259	179,926	2,927,632	6,432	4,914,188	15,720,892	2,031,700

%	33.75	14.81	0.37	1.14	18.62	0.04	31.26	100.00	—

Notes:	1.	“Domestic Individuals, etc.” includes 2,508,378 units of treasury stock, and “Shares Representing Less Than One Unit” includes 90 shares of treasury stock. 250,837,890 shares of treasury stock (2,508,378 units) represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2009 was 250,837,590.
	2.	“Other Domestic Corporations” includes 173 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
	3.	The number of shareholders who own only shares representing less than one unit is 241,009.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Units	Total	Less Than One Unit
Number of Holders	404	187	963	1,167	27,267	64,879	934,692	1,029,559	—

%	0.04	0.02	0.09	0.11	2.65	6.30	90.79	100.00	—

Total Shares (Units)	13,065,028	131,482	197,079	76,126	417,904	393,506	1,439,767	15,720,892	2,031,700

%	83.11	0.84	1.25	0.48	2.66	2.50	9.16	100.00	—

Notes:	1.	“At Least 1,000 Units” includes 2,508,378 units of treasury stock, and “Shares Representing Less Than One Unit” includes 90 shares of treasury stock.
	2.	“At Least 100 Units” includes 173 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percent of Total Shares Issued (%)
The Minister of Finance	530,571	33.71
Japan Trustee Services Bank, Ltd. (Trust Account)	59,980	3.81
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	55,763	3.54
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,171	2.55
Moxley and Company	36,038	2.29
NTT Employee Share-Holding Association	11,590	0.74
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	11,042	0.70
State Street Bank and Trust Company	9,721	0.62
Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension	9,380	0.59
SSBT OD05 OMNIBUS ACCOUNT CHINA TREATY CLIENTS	8,661	0.55

Total	772,921	49.10

Note: The Company’s holdings of treasury stock (250,837,590 shares) are not included in the above table.

Financial Results for the Three Months Ended June 30, 2009

August 5, 2009

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

“E” in this material represents that the figure is a plan or projection for operation.

“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

“1Q”in this material represents the 3-month period beginning on April 1 and ending on June 30.

-1- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009/1Q Highlights and Forecasts

Decrease in Operating Revenues and Operating Income.

Operating Income maintained in accordance with the Forecast.

(Billions of yen)

FY2009/1Q FY2009 Forecasts % progress

FY2008/1Q compared to

FY2009

Change Change Forecasts

year-on-year [%] year-on-year

Operating

Revenues 2,502.9 (90.7) (3.5)% 2,593.6 10,300.0 (116.3) 24.3%

Operating

Expenses 2,177.1 (44.4) (2.0)% 2,221.5 9,190.0 (116.6) 23.7%

Operating 325.8 (46.3) (12.4)% 372.1 1,110.0 0.2 29.3%

Income

Net income 139.6 (36.0) (20.5)% 175.5 460.0 (78.7) 30.3%

Net income for FY2009 represents net income attributable to NTT.

-2- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009/1Q Contributing Factors by Segment

NTT

- Regional communications business : decrease in revenues but increase in income (due to a decrease in expenses for purchase of goods and services and other expenses)
- Long distance and international communications business and Mobile communications business : decrease in revenues and income
- Data communications business : increase in revenues, decrease in income

Operating Revenues [year-on-year : (90.7)]

(Billions of yen)



2,593.6
(34.4)
Regional communications business
(3.4)
Long distance and international communications business
Mobile communications business
(85.5)
Data communications business
+28.3
Other business
(6.4)
Elimination of intersegment/Others
+10.7
2,502.9
FY2008/1Q
FY2009/1Q

Operating Expenses [year-on-year : (44.4)]



2,221.5
(39.3)
Regional communications business
(0.4)
Long distance and international communications business
Mobile communications business
(40.7)
Data communications business
+28.7
Other business
(3.4)
Elimination of intersegment/Others
+10.7
2,177.1
FY2008/1Q
FY2009/1Q

Operating Income [year-on-year : (46.3)]

FY2008/1Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/Others	FY2009/1Q
372.1	+4.9	(3.0)	(44.8)	(0.4)	(3.0)	+0.0	325.8

—3—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results FY2009/1Q

(Billions of yen) Operating Revenues (9.2) (1.9)%

Progress 24.3% 476.7

Voice Transmission Services (26.3) 467.5 IP Services +21.2 Others (4.1)

FY2008/1Q FY2009/1Q FY2009E

(Billions of yen) (27.9) (1.4)%

1,952.9 Voice Transmission Services (93.2) 1,925.0 IP Services +90.0 Others (24.8)

FY2008 FY2009E

Operating Expenses

(14.3) Progress 24.2% 470.0 (3.1)%

Personnel expenses +2.8

Expenses for purchase of goods 455.6 and services and other expenses (14.5) Depreciation expenses and loss on disposal of assets (2.6)

FY2008/1Q FY2009/1Q (31.2) (1.6)%

1,916.2 Personnel expenses +11.9 1,885.0 Expenses for purchase of goods and services and other expenses (30.5) Depreciation expenses and loss on disposal of assets (12.7)

FY2008 FY2009E

Operating

Income Progress 29.7% 6.7 +5.1 11.8 +76.0% 36.6 +3.3 40.0 +9.0%

-4- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2009/1Q

(Billions of yen) Operating Revenues

(17.0) Progress 24.5%

(3.8)%

452.8

Voice Transmission Services (26.7) 435.7 IP Services +16.2 Others (6.6)

FY2008/1Q FY2009/1Q

FY2009E

(Billions of yen)

(45.3)

(2.5)%

1,824.3 Voice Transmission Services (101.4) 1,779.0 IP Services +71.5 Others (15.4)

FY2008 FY2009E

Operating Expenses

(22.7) Progress 24.2%

452.5 (5.0)%

Personnel expenses +2.5

Expenses for purchase of goods 429.8 and services and other expenses (18.4) Depreciation expenses and loss on disposal of assets (6.8) FY2008/1Q FY2009/1Q (42.5) (2.3)%

1,816.5 Personnel expenses +11.3 1,774.0 Expenses for purchase of goods and services and other expenses (25.7) Depreciation expenses and loss on disposal of assets (28.2)

FY2008 FY2009E

Operating

Income Progress 118.4% 0.2 +5.6 5.9 7.7 (2.7) 5.0 (35.6)%

-5- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Com Financial Results

FY2009/1Q

(Billions of yen) Operating Revenues (6.2)

(2.3)% Progress 24.7%

273.8 Voice Transmission Services (9.6) 267.5 Solution Business +0.7 Others +2.6

FY2008/1Q FY2009/1Q

FY2009E

(Billions of yen)

(45.1)

(4.0)%

1,127.1 Voice Transmission Services (39.8) 1,082.0 Solution Business (7.0) Others +1.7

FY2008 FY2009E

Operating

Expenses (4.5)

(1.8)% Progress 24.4%

Personnel expenses + 0.0

241.8 Expenses for purchase of goods 241.8 and services and other expenses (3.7) Depreciation expenses and loss on disposal of assets (0.8)

FY2008/1Q FY2009/1Q

(34.3)

(3.3)%

1,026.3 Personnel expenses +1.0 992.0 Expenses for purchase of goods and services and other expenses (34.1) Depreciation expenses and loss on disposal of assets (1.2)

FY2008 FY2009E

Operating

Income Progress 28.6%

27.4 (1.7) 25.7

(6.3)%

100.8 (10.8) 90.0

(10.8)%

- 6- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2009/1Q

(Billions of yen) Operating Revenues +24.4

Progress

+10.0% 23.0%

244.9 269.3

FY2008/1Q FY2009/1Q FX2009E

(Billions of yen)

+30.9

+2.7%

1,139.0 1,170.0

FY2008 FY2009E

Operating

Expenses +28.9 Progress +12.9% 23.4%

223.7 252.6

FY2008/1Q FY2009/1Q

+39.4

+3.8%

1,040.5 1,080.0

FY2008 FY2009E

Operating

Income Progress 18.5%

21.1 (4.5) 16.6

(21.3)%

98.5 (8.5) 90.0

(8.7)%

- 7 - Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2009/1Q

(Billions of yen) Operating Revenues

(85.5) Progress

1,170.2 (7.3)% 24.8% 1,084.8

FY2008/1Q FY2009/1Q

FY2009E

(66.0) (Billions of yen)

(1.5)%

4,448.0 4,382.0

FY2008 FY2009E

Operating Expenses

(40.8) Progress

23.4%

873.8 (4.7)%

832.9

FY2008/1Q FY2009/1Q

(65.0)

(1.8)%

3,617.0 3,552.0

FY2008 FY2009E

Operating

Income Progress 30.3%

296.5 (44.7) 251.8

(15.1)%

831.0 (1.0) 830.0

(0.1)%

- 8- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

(Billions of yen) FY2008/1Q 352.1 +20.9 (0.9) 372.1

NTT (Holding Company): 4.2

· NTT URBAN DEVELOPMENT (Consolidated): 8.8

· NTT COMWARE: 5.5

· NTT FINANCE (Consolidated): (1.1)

· Outsourcing companies (East): 4.2 *

· Outsourcing companies (West): (3.6) *

· Other companies: 2.9

· Depreciation of engineering facilities: (3.3)

· Pension (actuarial difference, etc.): ): +6.0

· Adjustments between operating and non-operating items, including eliminations, etc.

FY2009/1Q 311.9 +14.1 (0.2) 325.8

NTT (Holding Company): 2.8

· NTT URBAN DEVELOPMENT (Consolidated): 7.2

· NTT COMWARE: 5.8

· NTT FINANCE (Consolidated): 1.3

· Outsourcing companies (East): 1.5 *

· Outsourcing companies (West): (2.2) *

Other companies: (2.3)

· Depreciation of engineering facilities: (10.7)

· Pension (actuarial difference, etc): +6.8

· Adjustments between operating and non-operating items, including eliminations, etc.

Total operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than 5 major ones (excluding the effect of dividends received by NTT (Holding Company)) (JPN GAAP)

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

*The definition of Outsourcing companies (East) and Outsourcing companies (West) was revised from the disclosure for the six-month period ended September 30, 2008.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

<FY2009/1Q>

Cash Flows from operating activities : increase year-on-year by 201.4% (+318.9 billion yen)

Due to the effect of temporary payments in FY2008/1Q

Decrease in advances paid (+100.0 billion yen) : effect of acquisition of treasury stock

Increase in accounts payable, trade and accrued payroll (+47.3 billion yen) and liability for employees’ retirement benefits (+40.1 billion yen) : effect of review of secondment policies

Cash Flows from investing activities : decrease year-on-year by 15.7% ((81.8) billion yen)

Increase in long-term investments including equity investments ((23.0) billion yen), decrease in sale of shares and other long-term investments ((33.0) billion yen) and others

Cash Flows from financing activities: decrease year-on-year by 51.5% ((63.7) billion yen)

decrease in long-term capital procurement ((78.1) billion yen)

(Billions of yen)

Cash Flows from operating activities (A)

Cash Flows from investing activities (B)

(A) + (B)

Cash Flows from financing activities

1,000

500

0

(500)

(1,000)

477.3

158.3 123.8

60.1

(126.0) (363.1)

(521.4) (603.3) FY2008/1QFY2009/1Q

- 10 - Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image 100%

Solution & New Business etc.IP, 26%IP, 29% 28% 32% solution

35% solution & 80% & new 52% new 58%

IP business 60% business 68% business 26% 75% 60% account 29% 32% account for for 36%

Legacy 40% business two-thirds 40% three-quarters 48% 20% 42% 40% 32% 25% 0%

FY2007 FY2008 FY2009/1Q FY2010E FY2012E

-11- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

NTT

Number of subscribers



(Thousands)
18,000
15,000
12,000
9,000
6,000
3,000
0
FLET'S ADSL
FLET'S Hikari
Optical IP Telephone ("Hikari Denwa")
14,027
4,486
9,541
6,368
14,431
4,335
10,096
6,914
14,813
4,177
10,636
7,458
15,126
3,992
11,134
8,011
15,627
3,834
11,793
8,571
17,108
3,474
13,634
10,311
2008.6
2008.9
2008.12
2009.3
2009.6
2010.3 E

(Ten thousands)

	2008.6	2008.9	2008.12	2009.3	2009.6	2010.3 E
Video service *1	24	28	43	63	78	140

Change from the preceding quarter

(Thousands)

	FY2008				FY2009	FY2008	FY2009 E
	4-6	7-9	10-12	1-3	4-6		
FLET'S Hikari *2	763	556	539	499	659	2,357	2,500
# of opened connections *3	1,025	806	807	877	1,008	3,516	3,880
FLET'S Hikari Next	1	20	123	234	356	377	—
FLET'S ADSL	(170)	(151)	(157)	(185)	(157)	(664)	(518)
Optical IP Telephone ("Hikari Denwa") *4	643	546	544	553	561	2,285	2,300

*1. Number of Video service includes HIKARI TV and FLET'S TV.

*2. Number of FLET'S Hikari includes B FLET'S and FLET'S Hikari Next provided by NTT East and B FLET'S, FLET'S Hikari Premium, FLET'S Hikari Mytown, and FLET'S Hikari Next provided by NTT West.

*3. Number of opened connections excludes openings due to relocations.

*4. Number of Optical IP Telephone services is calculated by number of thousand channels.

—12—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data ARPU of FLET’S Hikari NTT East

Optional service Basic Monthly Charge (Yen) 0

5,570 5,620 5,650 5,640 5,450

1,290 1,340 1,360 1,400 1,260 4,190 4,280 4,280 4,290 4,240

4-6FY2008 FY2008 4-6 FY20087-9 10 FY2008 -12 1 FY2009 -3 NTT West 5,720 5,580 1,320 1,430 4,260 4,290

FY2008FY2009E (Yen) 6,000 5,550 5,600 5,640 5,660 5,680 1,280 1,320 1,350 1,360 1,400 4,000

2,000 4,270 4,280 4,290 4,300 4,280 0

4-6FY2008 FY2008 4-6 FY20087-9 10 FY2008 -12 1 FY2009 -3 5,620 5,770 1,330 1,450 4,290 4,320 FY2008FY2009E

• Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Commencing in the fiscal year ending March 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service” option, which are part of their operating revenues from supplementary business. Please see page 22 regarding the calculation of ARPU.

-13- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers (Thousands) 60,000 45,026 44,098 43,184 42,085 41,094 6,243 6,079 40,000 5,914 5,724 5,545

20,000 38,783 38,019 37,270 36,361 35,549 0 2008.6 2008.9 2008.12 2009.3 2009.6 ISDN

Telephone Subscriber Lines 38,275 5,122 33,153 2010.3 E Change from the preceding quarter

(Thousands) FY2008 FY2009 FY2008 FY2009 E 4-6 7-9 10-12 1-3 4-6 Telephone

(837) (764) (749) (909) (812) (3,259) (3,208) Subscriber Lines *1 ISDN *2 (171) (164) (165) (190) (179) (689) (602)

Total (1,008) (928) (914) (1,099) (991) (3,949) (3,810)

*1. Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscribe Telephone Light Plan is included).

*2. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

-14- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-line Telephone Services (Yen)

3,200 3,100 3,000 2,900 2,800 NTT East NTT West

Aggregate Fixed East Line (Telephone Subscriber Lines + ISDN) * West FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 3,060 3,050 3,050 3,010 3,000 2,920 2,920 2,910 2,870 2,850 FY2008 FY2009 E 3,050 3,020 2,900 2,850

* Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + ISDN) is the weighted average value of Telephone Subscriber Lines ARPU and ISDN ARPU. Please see page 22 regarding the calculation of ARPU.

-15- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

Mobile total

FOMA

(Thousands) % of FOMA subscribers

60,000

55,760

53,629 53,937 54,155 54,601 54,864 52,980

49,040 50,246

50,000 47,494

46,444

45,200 95.0%

89.8%	91.6%

40,000 86.1% 87.7%

84.3%

30,000

20,000

10,000

0

2008.6 2008.9 2008.12 2009.3 2009.6 2010.3 E

Change from the preceding quarter

(Thousands) FY2008 FY2009 FY2008 FY2009 E

4-6 7-9 10-12 1-3 4-6

Mobile total * 241 308 218 446 263 1,213 1,160

FOMA 1,251 1,244 1,050 1,546 1,206 5,091 3,940

* The number of communication module service subscribers is included in total mobile phone subscribers.

-16- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services (FOMA + mova)

(Yen)

7,000

FOMA + mova

6,500 FOMA

mova

6,000

5,500

5,000

4,500

4,000

3,500

3,000

2,500

2,000

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 FY2008 FY2009 E

FOMA + 5,890 5,860 5,730 5,390 5,440 5,710 5,280

mova

FOMA 6,260 6,180 6,000 5,610 5,610 6,010 5,420

mova 3,890 3,820 3,730 3,490 3,550 3,750 3,340

* Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 22 regarding the calculation of ARPU

-17- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

FY2009/1Q Details of Financial Results (Per Item)

Operating (Billions of yen)

Revenues [ year-on-year : (90.7)]

Voice related

services revenues IP/packet

communications

(123.3) services revenues Other revenues

SI revenues and sales +66.2 (8.6)

Fixed voice of telecommunications

equipment

2,593.6 Mobile voice (25.0) Mobile Fixed IP/packet

SI IP/packet 2,502.9

Telecommunications

equipment

Fixed voice : (64.4) Fixed IP/packet : +40.8

Mobile voice : (58.9) Mobile IP/packet : +25.4

SI : +27.5

FY2008/1Q Telecommunications equipment (Fixed-line) : (2.9) FY2009/1Q

Telecommunications equipment (Mobile) : (49.7)

Operating [year-on-year : (44.4) ]

Expenses

(49.3) +0.7

2,221.5 (2.0) +6.1 Other expenses 2,177.1

Expenses for purchase

of goods and services Depreciation expenses Personnel expenses and other expenses and loss on disposal

of assets

FY2008/1Q FY2009/1Q

-18- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2009 (Billions of yen)

June 30, 2009

18,796.4

Assets

18,796.4 Liabilities

9,650.8

Interest-Bearing Debt

4,899.3

Depreciable Assets Liability for Employees’

(property, plant and Retirement Benefits

equipment) 1,639.8

8,784.6

Equity

9,145.6

Deferred Tax Assets

(non-current) Treasury Stock

871.3 (1,205.6)

18,643.4

Assets

18,643.4

[(152.9)]

Depreciable Assets (property, plant and equipment)

8,709.3

[(75.3)]

Deferred Tax Assets (non-current) 867.8

[(3.4)]

Liabilities

9,375.6 [(275.1)] Interest-Bearing Debt 5,086.0 [+186.7] Liability for Employees’ Retirement Benefits 1,646.1 [+6.4]

Equity

9,267.8 [+122.2] Treasury Stock (1,205.6) [+0.0]

*Equity includes the non-controlling interest (minority interest).

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

2,236.9 2,128.9 2,145.1

2,020.0

Other company

NTT DOCOMO (Consolidated)

NTT DATA (Consolidated)

500.0 NTT (Holding Company)

NTT Com

34.2 446.9 455.2 450.6 NTT West

NTT East

46.4 29.8

64.1

214.7 153.1

163.8

151.2

4.8 4.8 37.6

21.9 4.5 9.4 38.8

15.1 29.0 18.4

12.4 17.4

85.8

128.0 87.5 72.1

97.8 107.0 120.8

81.0

FY2006 4-6 FY2007 4-6 FY2008 4-6 FY2009 4-6

FY2006 FY2007 FY2008 FY2009E

-20- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results

NTT

(Billions of yen)

FY 2009/1Q	NTT Consolidated *1 (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	2,502.9	179.0	467.5	435.7	267.5	269.3	1,084.8
Change year-on-year	(90.7)	11.9	(9.2)	(17.0)	(6.2)	24.4	(85.5)
(% change)	(3.5)%	7.1%	(1.9)%	(3.8)%	(2.3)%	10.0%	(7.3)%
Operating Expenses	2,177.1	36.6	455.6	429.8	241.8	252.6	832.9
Change year-on-year	(44.4)	0.4	(14.3)	(22.7)	(4.5)	28.9	(40.8)
(% change)	(2.0)%	1.3%	(3.1)%	(5.0)%	(1.8)%	12.9%	(4.7)%
Operating Income	325.8	142.3	11.8	5.9	25.7	16.6	251.8
Change year-on-year	(46.3)	11.4	5.1	5.6	(1.7)	(4.5)	(44.7)
(% change)	(12.4)%	8.7%	76.0%	(-)	(6.3)%	(21.3)%	(15.1)%
Income before Income Taxes *2	325.9	143.9	16.9	10.5	31.3	15.1	247.5
Change year-on-year	(62.0)	12.2	4.2	5.7	(5.0)	(5.6)	(41.0)
(% change)	(16.0)%	9.3%	33.4%	120.2%	(14.0)%	(27.1)%	(14.2)%
Net Income	139.6 *3	142.5	13.7	9.1	18.3	7.4	147.4 *4
Change year-on-year	(36.0)	12.4	4.1	4.8	(9.7)	(4.4)	(26.1)
(% change)	(20.5)%	9.6%	42.4%	113.6%	(34.6)%	(37.6)%	(15.1)%

*1. The number of consolidated subsidiaries is 493 and the number of companies accounted for under the equity method is 84.
*2. "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.
*3. "Net Income" for NTT Consolidated represents "Net income attributable to NTT".
*4. "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO".

–21–

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

1 We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

-Commencing in the fiscal year ending March 31, 2010, NTT East and NTT West have begun including in their FLET‘S Hikari ARPU calculation revenues from the “Remote Support Service,” a FLET’S Hikari’s optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009, and the fiscal year ended March 31,

2009 include revenues from Remote Support Service.Revenues from NTT East’s Remote Support Service contributed, respectively, 10yen, 20yen, 20yen, 40yen, 30yen and 50yen to NTT East’s FLET’S Hikari ARPU for the three months ended June 30,

2008, September 30, 2008, December 31, 2008 and March 31, 2009, the fiscal year ended March 31, 2009, and the three months ended June 30, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7%, 0.5% and 0.9% of NTT East’s total FLET’S Hikari

ARPU for the same periods). Revenues from NTT East’s Remote Support Service contributed 60yen to NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2010 (representing 1.0% of NTT East’s total FLET’S Hikari ARPU for the same period). Revenues from NTT West’s Remote Support Service contributed, respectively, 0yen, 0yen, 0yen, 0yen, 0yen and 0yen to NTT West’s FLET’S Hikari ARPU for the three months ended June 30, 2008, September 30, 2008, December 31,

2008 and March 31, 2009, the fiscal year ended March 31, 2009, and the three months ended June 30, 2009 (representing, respectively, 0%, 0%, 0%, 0%, 0% and 0% of NTT West’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT

West’s Remote Support Service contributed 30 yen to NTT West’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2010 (representing 0.5% of NTT West’s total FLET’S Hikari ARPU for the same period).

2 Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3 For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

4 In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari

Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6 We compute ARPU for our mobile business using three aggregate measures.

Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU

(FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

-i-mode ARPU (FOMA+mova, FOMA, and mova) is based on the number of all subscribers who have active mobile phones, regardless of whether the i-mode service is activated.

-ARPU generated purely from i-mode (FOMA+mova, FOMA, and mova) is based on the number of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

-1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

-4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-FY Forecast : the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

10 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

-4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

-FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

- 22- Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

August 5, 2009

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2009

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2009 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Business Results (Non-Consolidated Operating Revenues)

4. Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Hiroshi Niitsu and Takashi Yokozawa

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	June 30, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	525,363	527,440	2,076
Antenna facilities	6,507	6,415	(91)
Terminal equipment	90,041	89,989	(52)
Local line facilities	774,171	777,376	3,204
Long-distance line facilities	5,863	5,526	(336)
Engineering facilities	645,278	641,777	(3,500)
Submarine line facilities	2,117	1,983	(133)
Buildings	513,715	506,923	(6,791)
Construction in progress	27,243	42,389	15,146
Other	256,207	253,821	(2,385)
Total property, plant and equipment	2,846,508	2,853,644	7,135
Intangible fixed assets	99,629	104,190	4,560
Total fixed assets - telecommunications businesses	2,946,137	2,957,834	11,696
Investments and other assets
Other investments and assets	285,401	284,997	(403)
Allowance for doubtful accounts	(1,619)	(1,513)	105
Total investments and other assets	283,782	283,484	(297)
Total fixed assets	3,229,920	3,241,319	11,398

Current assets:
Cash and bank deposits	130,023	82,118	(47,904)
Notes receivable	5	322	317
Accounts receivable, trade	296,624	265,772	(30,851)
Supplies	37,414	40,624	3,210
Other current assets	38,836	66,529	27,693
Allowance for doubtful accounts	(2,360)	(2,207)	153
Total current assets	500,543	453,160	(47,382)

TOTAL ASSETS	3,730,463	3,694,480	(35,983)

	(Millions of yen)
	March 31, 2009	June 30, 2009		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	649,338	798,970		149,632
Liability for employees’ retirement benefits	285,469	286,940		1,471
Reserve for unused telephone cards	13,028	12,363		(664)
Other long-term liabilities	11,909	12,812		903
Total long-term liabilities	959,745	1,111,088		151,342

Current liabilities:
Current portion of long-term borrowings from parent company	105,809	15,861		(89,947)
Accounts payable, trade	82,509	73,253		(9,256)
Short-term borrowings	65,000	60,000		(5,000)
Accrued taxes on income	2,253	3,640	*	1,387
Other current liabilities	421,010	356,030		(64,979)
Total current liabilities	676,582	508,786		(167,795)

TOTAL LIABILITIES	1,636,327	1,619,874		(16,453)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	259,456	239,754		(19,701)
Total shareholders’ equity	2,094,182	2,074,481		(19,701)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(47)	123		171
Total unrealized gains (losses), translation adjustments, and others	(47)	123		171

TOTAL NET ASSETS	2,094,135	2,074,605		(19,530)

TOTAL LIABILITIES AND NET ASSETS	3,730,463	3,694,480		(35,983)

Note:	*	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008		Three months ended June 30, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	452,080		442,139		(9,940)	1,825,790
Operating expenses	444,679		430,408		(14,271)	1,789,250
Operating income from telecommunications businesses	7,400		11,731		4,330	36,540
Supplementary businesses:
Operating revenues	24,718		25,392		673	127,201
Operating expenses	25,378		25,262		(116)	127,043
Operating income (losses) from supplementary businesses	(660)		129		789	157
Operating income	6,740		11,860		5,120	36,697
Non-operating revenues:
Interest income	5		7		1	26
Dividends received	505		411		(94)	12,229
Lease and rental income	13,488		12,819		(668)	52,774
Miscellaneous income	706		843		136	4,227
Total non-operating revenues	14,706		14,082		(624)	69,257
Non-operating expenses:
Interest expenses	3,076		2,845		(230)	12,375
Lease and rental expenses	5,283		5,232		(50)	23,580
Miscellaneous expenses	414		959		544	4,615
Total non-operating expenses	8,773		9,037		263	40,571
Recurring profit	12,673		16,905		4,231	65,383
Special profits	5,122		4,604		(518)	57,595
Income before income taxes	17,796		21,509		3,713	122,978
Income taxes	8,109	*	7,710	*	(398)	45,425
Net income	9,686		13,798		4,111	77,552

Note:	*	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended June 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended June 30, 2009.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)

	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	237,682	211,312	(26,369)	(11.1)	911,264
Monthly charge revenues*	159,399	145,244	(14,155)	(8.9)	619,821
Call rates revenues*	27,311	22,374	(4,937)	(18.1)	100,801
Interconnection call revenues*	31,579	26,342	(5,236)	(16.6)	118,078
IP services revenues	132,184	153,475	21,291	16.1	563,908
Leased circuit services revenues (excluding IP services revenues)	43,338	39,713	(3,624)	(8.4)	169,392
Telegram services revenues	6,318	5,715	(603)	(9.5)	22,216
Other telecommunications services revenues	32,557	31,922	(634)	(1.9)	159,008
Telecommunications total revenues	452,080	442,139	(9,940)	(2.2)	1,825,790
Supplementary business total revenues	24,718	25,392	673	2.7	127,201
Total operating revenues	476,798	467,531	(9,267)	(1.9)	1,952,991

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:

Income before income taxes	17,796	21,509	3,713	122,978

Depreciation and amortization	107,172	102,696	(4,475)	425,634

Loss on disposal of property, plant and equipment	3,380	5,114	1,733	20,989

Gains on sales of fixed assets	(5,122)	(4,604)	518	(57,595)

Increase (decrease) in liability for employees’ retirement benefits	(2,086)	1,471	3,557	(33,468)

(Increase) decrease in accounts receivable	15,184	27,852	12,667	11,531

(Increase) decrease in inventories	(2,357)	(3,210)	(853)	(1,916)

Increase (decrease) in accounts payable and accrued expenses	(52,858)	(59,676)	(6,817)	(44,855)

Increase (decrease) in accrued consumption tax	2,347	1,283	(1,063)	174

Other	(1,667)	11,178	12,845	17,948

Sub-total	81,788	103,614	21,826	461,421

Interest and dividends received	512	419	(93)	12,255

Interest paid	(2,803)	(2,642)	161	(12,523)

Income taxes received (paid)	(124)	(943)	(818)	(15,401)

Net cash provided by (used in) operating activities	79,373	100,448	21,075	445,752

Cash flows from investing activities:

Payments for property, plant and equipment	(136,213)	(136,054)	158	(478,356)

Proceeds from sale of property, plant and equipment	7,224	5,483	(1,741)	74,701

Payments for purchase of investment securities	(1,403)	(0)	1,402	(11,954)

Proceeds from sale of investment securities	22	240	218	526

Other	228	295	66	1,816

Net cash provided by (used in) investing activities	(130,140)	(130,035)	105	(413,266)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	100,000	150,000	50,000	150,000

Payments for settlement of long-term debt	(90,258)	(90,315)	(56)	(162,419)

Net increase (decrease) in short-term borrowings	35,993	(39,992)	(75,985)	11,992

Payments for settlement of lease obligations	(130)	(194)	(63)	(790)

Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	12,104	(14,002)	(26,106)	(34,717)

Net increase (decrease) in cash and cash equivalents	(38,663)	(43,588)	(4,925)	(2,232)
Cash and cash equivalents at beginning of period	134,903	132,671	(2,232)	134,903

Cash and cash equivalents at end of period	96,240	89,082	(7,157)	132,671

August 5, 2009

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2009

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2009 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Mr. Toshiya Katayama or Mr. Tetsuya Nokura

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	June 30, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	517,663	513,432	(4,231)
Antenna facilities	9,694	9,450	(244)
Terminal equipment	21,058	20,715	(343)
Local line facilities	825,484	821,710	(3,773)
Long-distance line facilities	4,219	3,982	(237)
Engineering facilities	590,253	587,421	(2,832)
Submarine line facilities	3,306	3,026	(280)
Buildings	464,127	458,913	(5,213)
Construction in progress	28,254	28,544	289
Other	243,174	236,720	(6,453)
Total property, plant and equipment	2,707,237	2,683,916	(23,321)
Intangible fixed assets	95,976	99,234	3,257
Total fixed assets - telecommunications businesses	2,803,213	2,783,150	(20,063)
Investments and other assets
Other investments and assets	211,003	210,033	(969)
Allowance for doubtful accounts	(566)	(581)	(15)
Total investments and other assets	210,436	209,452	(984)
Total fixed assets	3,013,650	2,992,602	(21,048)

Current assets:
Cash and bank deposits	105,019	86,435	(18,583)
Notes receivable	39	29	(9)
Accounts receivable, trade	282,192	248,167	(34,025)
Supplies	27,912	27,677	(234)
Other current assets	47,718	63,565	15,847
Allowance for doubtful accounts	(2,130)	(2,023)	106
Total current assets	460,751	423,851	(36,900)

TOTAL ASSETS	3,474,401	3,416,453	(57,948)

	(Millions of yen)
	March 31, 2009	June 30, 2009		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	977,698	1,037,379		59,681
Liability for employees’ retirement benefits	304,696	304,965		269
Reserve for unused telephone cards	12,320	11,691		(628)
Other long-term liabilities	26,586	18,965		(7,621)
Total long-term liabilities	1,321,302	1,373,003		51,701

Current liabilities:
Current portion of long-term borrowings from parent company	158,333	100,402		(57,931)
Accounts payable, trade	78,940	52,016		(26,924)
Short-term borrowings	25,000	—		(25,000)
Accrued taxes on income	899	334	*	(564)
Allowance for losses on construction contracts	171	171		—
Other current liabilities	393,599	398,599		4,999
Total current liabilities	656,944	551,523		(105,421)

TOTAL LIABILITIES	1,978,246	1,924,526		(53,719)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	13,689	9,835		(3,853)
Total shareholders’ equity	1,495,743	1,491,889		(3,853)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	411	37		(374)
Total unrealized gains (losses), translation adjustments, and others	411	37		(374)

TOTAL NET ASSETS	1,496,155	1,491,927		(4,228)

TOTAL LIABILITIES AND NET ASSETS	3,474,401	3,416,453		(57,948)

Note:	*	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008		Three months ended June 30, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	419,159		406,151		(13,007)	1,670,002
Operating expenses	417,336		400,016		(17,320)	1,658,299
Operating income from telecommunications businesses	1,822		6,135		4,313	11,703
Supplementary businesses:
Operating revenues	33,675		29,600		(4,074)	154,318
Operating expenses	35,222		29,818		(5,403)	158,254
Operating losses from supplementary businesses	(1,546)		(218)		1,328	(3,935)
Operating income	275		5,917		5,641	7,767
Non-operating revenues:
Interest income	5		2		(2)	14
Dividends received	3,394		1,420		(1,974)	3,431
Lease and rental income	10,885		10,483		(401)	43,268
Miscellaneous income	827		1,485		658	5,429
Total non-operating revenues	15,113		13,392		(1,720)	52,143
Non-operating expenses:
Interest expenses	5,142		4,330		(811)	19,540
Lease and rental expenses	4,525		3,611		(913)	16,378
Miscellaneous expenses	932		823		(108)	4,474
Total non-operating expenses	10,600		8,766		(1,834)	40,393
Recurring profit	4,788		10,543		5,755	19,518
Income before income taxes	4,788		10,543		5,755	19,518
Income taxes	505	*	1,393	*	888	4,077
Net income	4,283		9,150		4,867	15,440

Note:	*	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended June 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended June 30, 2009.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	233,434	206,688	(26,745)	(11.5)	896,413
Monthly charge revenues*	155,937	141,892	(14,044)	(9.0)	605,622
Call rates revenues*	25,170	20,018	(5,152)	(20.5)	92,294
Interconnection call revenues*	34,639	28,738	(5,901)	(17.0)	130,658
IP services revenues	108,704	124,978	16,274	15.0	460,441
Leased circuit services revenues (excluding IP services revenues)	38,021	35,522	(2,498)	(6.6)	149,122
Telegram services revenues	6,882	6,470	(411)	(6.0)	25,797
Other telecommunications services revenues	32,117	32,490	373	1.2	138,227
Telecommunications total revenues	419,159	406,151	(13,007)	(3.1)	1,670,002
Supplementary business total revenues	33,675	29,600	(4,074)	(12.1)	154,318
Total operating revenues	452,834	435,752	(17,082)	(3.8)	1,824,321

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	4,788	10,543	5,755	19,518
Depreciation and amortization	106,511	99,747	(6,764)	412,834
Loss on disposal of property, plant and equipment	3,922	3,636	(286)	18,971
Increase (decrease) in liability for employees’ retirement benefits	(4,042)	269	4,312	(36,480)
(Increase) decrease in accounts receivable	24,428	36,230	11,802	11,296
(Increase) decrease in inventories	(37)	234	272	(2,150)
Increase (decrease) in accounts payable and accrued expenses	(88,258)	(78,689)	9,568	(22,796)
Increase (decrease) in accrued consumption tax	2,595	2,664	68	(1,193)
Other	4,159	8,756	4,597	32,261

Sub-total	54,067	83,393	29,326	432,260
Interest and dividends received	3,399	1,422	(1,977)	3,446
Interest paid	(5,976)	(5,023)	952	(19,969)
Income taxes received (paid)	(833)	627	1,460	16,805

Net cash provided by (used in) operating activities	50,658	80,419	29,761	432,543
Cash flows from investing activities:
Payments for property, plant and equipment	(96,583)	(111,209)	(14,625)	(380,697)
Proceeds from sale of property, plant and equipment	14,455	253	(14,201)	17,151
Payments for purchase of investment securities	—	(349)	(349)	(53)
Proceeds from sale of investment securities	71	424	353	177
Other	877	520	(357)	2,745

Net cash provided by (used in) investing activities	(81,179)	(110,360)	(29,180)	(360,675)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,000	80,000	60,000	115,000
Payments for settlement of long-term debt	(81,540)	(78,250)	3,290	(177,724)
Net increase (decrease) in short-term borrowings	50,000	29,996	(20,003)	(15,005)
Payments for settlement of lease obligations	(253)	(7,181)	(6,927)	(27,558)
Dividends paid	—	(13,004)	(13,004)	—

Net cash provided by (used in) financing activities	(11,794)	11,560	23,355	(105,288)
Net increase (decrease) in cash and cash equivalents	(42,315)	(18,379)	23,935	(33,420)
Cash and cash equivalents at beginning of period	139,891	106,470	(33,420)	139,891

Cash and cash equivalents at end of period	97,575	88,091	(9,484)	106,470

August 5, 2009

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2009

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2009. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Rui Ogawa or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	June 30, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,125	146,026	901
Antenna facilities	1,862	1,850	(12)
Terminal equipment	1,348	1,273	(75)
Local line facilities	777	839	61
Long-distance line facilities	9,558	9,210	(347)
Engineering facilities	59,045	58,732	(312)
Submarine line facilities	4,728	4,288	(439)
Buildings	125,604	126,576	972
Construction in progress	25,323	22,076	(3,247)
Other	87,777	85,424	(2,352)
Total property, plant and equipment	461,150	456,300	(4,850)
Intangible fixed assets	93,692	87,642	(6,050)
Total fixed assets - telecommunications businesses	554,843	543,942	(10,901)
Investments and other assets
Investments in subsidiaries and affiliated companies	134,544	134,846	302
Other investments and assets	184,825	184,181	(643)
Allowance for doubtful accounts	(316)	(304)	11
Total investments and other assets	319,053	318,723	(329)
Total fixed assets	873,897	862,666	(11,230)

Current assets:
Cash and bank deposits	56,292	47,465	(8,827)
Notes receivable	82	1,392	1,309
Accounts receivable, trade	186,265	171,858	(14,407)
Supplies	7,338	7,760	421
Other current assets	90,241	74,114	(16,127)
Allowance for doubtful accounts	(1,295)	(1,170)	125
Total current assets	338,926	301,420	(37,506)

TOTAL ASSETS	1,212,823	1,164,086	(48,737)

	(Millions of yen)
	March 31, 2009	June 30, 2009		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	188,721	188,608		(113)
Liability for employees’ retirement benefits	72,924	73,915		990
Reserve for point services	2,987	3,237		250
Reserve for unused telephone cards	5,451	5,173		(278)
Other long-term liabilities	25,615	28,267		2,651
Total long-term liabilities	295,700	299,201		3,501

Current liabilities:
Current portion of long-term borrowings from parent company	122,121	94,420		(27,701)
Accounts payable, trade	31,533	16,079		(15,453)
Accounts payable, other	151,587	131,147		(20,439)
Accrued taxes on income	925	402	*	(523)
Allowance for losses on construction contracts	283	11		(271)
Other current liabilities	27,387	31,732		4,345
Total current liabilities	333,837	273,793		(60,044)

TOTAL LIABILITIES	629,538	572,995		(56,543)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	213,363	216,733		3,370
Total shareholders’ equity	556,742	560,112		3,370
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	26,542	30,977		4,435
Total unrealized gains (losses), translation adjustments, and others	26,542	30,977		4,435

TOTAL NET ASSETS	583,284	591,090		7,806

TOTAL LIABILITIES AND NET ASSETS	1,212,823	1,164,086		(48,737)

Note:	*	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008		Three months ended June 30, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	235,694		228,932		(6,761)	945,565
Operating expenses	206,645		202,501		(4,144)	845,232
Operating income from telecommunications businesses	29,048		26,431		(2,617)	100,332
Supplementary businesses:
Operating revenues	38,156		38,637		481	181,624
Operating expenses	39,768		39,354		(413)	181,083
Operating income (losses) from supplementary businesses	(1,611)		(717)		894	541
Operating income	27,437		25,714		(1,722)	100,874
Non-operating revenues:
Interest income	284		34		(250)	785
Dividends received	5,917		4,699		(1,218)	9,330
Lease and rental income	4,037		3,703		(333)	15,380
Miscellaneous income	5,142		706		(4,435)	6,892
Total non-operating revenues	15,382		9,143		(6,239)	32,389
Non-operating expenses:
Interest expenses	1,713		1,366		(347)	6,339
Lease and rental expenses	2,340		1,935		(405)	9,575
Miscellaneous expenses	2,371		251		(2,119)	3,773
Total non-operating expenses	6,425		3,553		(2,871)	19,688
Recurring profit	36,393		31,303		(5,090)	113,575
Special profits	11,626		—		(11,626)	36,000
Special losses	—		—		—	7,495
Income before income taxes	48,020		31,303		(16,717)	142,080
Income taxes	19,928	*	12,932	*	(6,995)	53,009
Net income	28,092		18,371		(9,721)	89,070

Note:	*	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended June 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended June 30, 2009.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	106,417	96,769	(9,648)	(9.1)	413,825
IP services revenues	85,244	90,958	5,714	6.7	354,080
Open computer network services revenues*	38,118	40,244	2,126	5.6	157,074
IP-Virtual private network services revenues*	17,902	20,003	2,101	11.7	77,957
Wide-Area Ethernet services revenues*	13,682	14,568	885	6.5	55,693
Data communications revenues (excluding IP services revenues)	33,941	30,870	(3,071)	(9.0)	133,215
Leased circuit services revenues*	24,138	22,482	(1,655)	(6.9)	95,972
Solution services revenues	41,487	42,220	733	1.8	197,079
Others	6,760	6,751	(8)	(0.1)	28,989
Total operating revenues	273,850	267,570	(6,280)	(2.3)	1,127,190

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2008	Three months ended June 30, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	48,020	31,303	(16,717)	142,080
Depreciation and amortization	29,659	29,524	(135)	121,131
Loss on disposal of property, plant and equipment	549	603	53	4,939
Gains on sales of fixed assets	(8,288)	(31)	8,257	(26,857)
Increase (decrease) in allowance for doubtful accounts	(797)	(136)	660	(1,058)
Increase (decrease) in liability for employees’ retirement benefits	662	990	327	2,262
Write-off of investments in affiliated companies	—	—	—	7,495
Gains on sales of investments in affiliated companies	(3,343)	—	3,343	(3,343)
(Increase) decrease in accounts receivable	17,199	18,049	849	14,963
(Increase) decrease in inventories	(674)	(421)	252	(212)
Increase (decrease) in accounts payable and accrued expenses	(41,475)	(24,862)	16,612	(33,992)
Increase (decrease) in accrued consumption tax	998	2,733	1,734	(1,781)
Other	(9,262)	(3,241)	6,020	2,889

Sub-total	33,248	54,511	21,262	228,515
Interest and dividends received	6,459	4,733	(1,726)	10,400
Interest paid	(1,693)	(1,055)	638	(6,812)
Income taxes received (paid)	(790)	(915)	(125)	4,843

Net cash provided by (used in) operating activities	37,224	57,273	20,048	236,947
Cash flows from investing activities:
Payments for property, plant and equipment	(40,625)	(41,380)	(754)	(105,321)
Proceeds from sale of property, plant and equipment	8,549	497	(8,052)	27,918
Payments for purchase of investment securities	(112)	(702)	(590)	(82,592)
Proceeds from sale of investment securities	30,530	0	(30,530)	31,653
Payments for long-term loans	(13,271)	—	13,271	(13,271)
Proceeds from long-term loans receivable	15,190	—	(15,190)	89,365
Other	1,312	(1,552)	(2,865)	(6,175)

Net cash provided by (used in) investing activities	1,574	(43,137)	(44,711)	(58,422)
Cash flows from financing activities:
Payments for settlement of long-term debt	(50,097)	(27,814)	22,283	(103,923)
Net increase (decrease) in short-term borrowings	28,215	—	(28,215)	(13,538)
Payments for settlement of lease obligations	253	(1,253)	(1,506)	(1,778)
Dividends paid	(15,000)	(15,000)	—	(15,000)

Net cash provided by (used in) financing activities	(36,629)	(44,068)	(7,438)	(134,241)
Effect of exchange rate changes on cash and cash equivalents	38	(102)	(140)	(25)
Net increase (decrease) in cash and cash equivalents	2,207	(30,033)	(32,241)	44,258
Cash and cash equivalents at beginning of period	48,819	93,077	44,258	48,819

Cash and cash equivalents at end of period	51,027	63,043	12,016	93,077

August 5, 2009

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Three Months Ended June 30, 2009

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2009	B As of Jun. 30, 2009			C As of Mar. 31, 2010 (Forecast)
			D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Line	36,361	35,549	(812)	25.3%	33,153	(3,208)
NTT East	17,983	17,583	(400)	27.0%	16,503	(1,480)
NTT West	18,378	17,966	(413)	23.9%	16,650	(1,728)
INS-Net	5,724	5,545	(179)	29.7%	5,122	(602)
NTT East	2,984	2,891	(93)	29.0%	2,664	(320)
NTT West	2,740	2,654	(86)	30.4%	2,458	(282)
INS-Net 64	5,234	5,067	(167)	29.9%	4,675	(559)
NTT East	2,669	2,583	(86)	28.9%	2,371	(298)
NTT West	2,565	2,484	(81)	31.0%	2,303	(261)
INS-Net 1500	49	48	(1)	27.0%	45	(4)
NTT East	31	31	(1)	30.4%	29	(2)
NTT West	18	17	(0)	23.5%	15	(2)
Telephone Subscriber Line + INS-Net	42,085	41,094	(991)	26.0%	38,275	(3,810)
NTT East	20,966	20,474	(492)	27.4%	19,166	(1,800)
NTT West	21,118	20,620	(498)	24.8%	19,108	(2,010)
FLET’S ISDN	304	286	(18)	35.4%	253	(51)
NTT East	154	145	(9)	31.2%	125	(30)
NTT West	150	141	(9)	41.2%	128	(21)
FLET’S ADSL	3,992	3,834	(157)	30.4%	3,474	(518)
NTT East	2,058	1,970	(89)	32.8%	1,788	(270)
NTT West	1,934	1,865	(69)	27.8%	1,686	(248)
FLET’S Hikari	11,134	11,793	659	26.4%	13,634	2,500
NTT East	6,291	6,678	387	27.6%	7,691	1,400
NTT West	4,843	5,115	272	24.7%	5,943	1,100
Optical IP Phone Services (“Hikari Phone”)	8,011	8,571	561	24.4%	10,311	2,300
NTT East	4,248	4,545	297	24.8%	5,448	1,200
NTT West	3,762	4,026	263	23.9%	4,862	1,100
Conventional Leased Circuit	320	314	(6)	26.5%	297	(23)
NTT East	161	157	(3)	32.0%	150	(11)
NTT West	160	157	(3)	21.6%	148	(12)
High Speed Digital	212	205	(7)	35.3%	193	(19)
NTT East	114	110	(4)	49.2%	106	(8)
NTT West	98	96	(3)	24.5%	88	(10)
NTT Group Major ISPs	10,607	10,890	283	47.7%	11,200	593
OCN*	7,367	7,576	209	48.3%	7,800	433
Plala*	2,896	2,974	78	75.0%	3,000	104
Mobile	54,601	54,864	263	22.7%	55,760	1,160
FOMA*	49,040	50,246	1,206	30.6%	52,980	3,940
i-mode	48,474	48,597	123	32.3%	48,850	380
FOMA*	44,853	45,682	829	33.2%	47,350	2,500

Notes :	1	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

	4	Number of Optical IP Phone Services is calculated by number of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	6	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,527,000 as of Mar. 31, 2009, 1,518,000 as of Jun. 30, 2009, and are forecasted to be 1,610,000 as of Mar. 31, 2010.

	7	Changes in number of mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2010 (Forecast) are forecasted net-increases.

8

Effective March 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA service subscriptions.

	*	Partial listing only

2.	Number of Employees

	(Person)
	A As of Jun. 30, 2008	B As of Jun. 30, 2009		C As of Mar. 31, 2010
			Change	(Forecast)
			B-A
NTT Consolidated	204,950	204,800	(150)	194,200
Core Group Companies
NTT (Holding)	2,950	2,950	0	2,900
NTT East	6,300	6,350	50	5,700
NTT West	5,850	5,800	(50)	5,650
NTT Communications	8,650	8,500	(150)	8,300
NTT DATA (Consolidated)	27,750	33,200	5,450	33,400
NTT DOCOMO (Consolidated)	22,600	22,850	250	22,200
(Reference) Outsourcing Companies
East Outsourcing Companies	43,350	40,200	(3,150)	37,600
West Outsourcing Companies	47,900	43,750	(4,150)	40,050

Notes :	1	Figures for NTT Consolidated do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT (outsourcing company in the management and marketing field), NTT NEOMEIT (outsourcing company in the facilities and equipment field) and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of next fiscal year, as described below:

		—	As of Mar. 31, 2010 (Forecast) (East Outsourcing Companies: 850 employees; West Outsourcing Companies: 1,150 employees)

	3	For the number of employees of outsourcing companies, we previously disclosed the number of employees of the NTT East and NTT West outsourcing companies that commenced operations in May 2002 pursuant to the NTT Group Structural Reform (publicly released on Nov. 22, 2001), the total number of employees from the consolidated prefectural companies and the companies in the administrative field, for the number of employees of East Outsourcing Companies, and the total number of employees from the consolidated regional outsourcing companies and the companies in the management and marketing field, the facilities and equipment field and the administrative field, for the number of employees of West Outsourcing Companies. However, due to the fact that companies other than these outsourcing companies have also been providing outsourcing services, we have revised the scope of the number of employees of outsourcing companies as of the six months ended Sep. 30, 2008.

3.	Capital Investment

	(Billions of yen)
	A Three Months Ended Jun. 30, 2008	B Three Months Ended Jun. 30, 2009			C Year Ending Mar. 31, 2010 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	455.2	450.6	(4.7)	22.3%	2,020.0
Core Group Companies
NTT (Holding)	9.4	4.8	(4.5)	11.9%	41.0
NTT East	107.0	120.8	13.7	26.3%	460.0
NTT West	72.1	85.8	13.6	21.2%	405.0
NTT Communications	17.4	18.4	0.9	17.1%	108.0
NTT DATA (Consolidated)	38.8	37.6	(1.2)	26.1%	144.0
NTT DOCOMO (Consolidated)	163.8	153.1	(10.7)	22.2%	690.0

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A	B			C
	Three Months Ended Jun. 30, 2008	Three Months Ended Jun. 30, 2009			Year Ending Mar. 31, 2010 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,593.6	2,502.9	(90.7)	24.3%	10,300.0
Fixed Voice Related Services	663.5	599.2	(64.4)	—	—
Mobile Voice Related Services	598.9	540.0	(58.9)	—	—
IP/Packet Communications Services	695.1	761.3	66.2	—	—
Sales of Telecommunications Equipment	216.4	163.8	(52.6)	—	—
System Integration	256.2	283.8	27.5	—	—
Other	163.5	154.9	(8.6)	—	—
Operating Expenses	2,221.5	2,177.1	(44.4)	23.7%	9,190.0
Cost of Services (exclusive of items shown separately below)	576.0	582.9	6.8	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	266.5	213.6	(53.0)	—	—
Cost of Systems Integration (exclusive of items shown separately below)	159.8	182.2	22.4	—	—
Depreciation and Amortization	503.8	496.6	(7.2)	—	—
Impairment Loss	—	0.3	0.3	—	—
Selling, General and Administrative Expenses	715.5	701.7	(13.8)	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—
Operating Income	372.1	325.8	(46.3)	29.3%	1,110.0
Income Before Income Taxes	387.9	325.9	(62.0)	30.2%	1,080.0
Net Income attributable to NTT	175.5	139.6	(36.0)	30.3%	460.0
Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	483.1	489.2	6.1	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,147.0	1,097.8	(49.3)	—	—
Loss on Disposal of Property, Plant and Equipment	30.0	35.2	5.2	—	—
Other Expenses	57.6	58.0	0.4	—	—
Total	1,717.8	1,680.2	(37.6)	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	167.0	179.0	11.9	46.7%	383.0
Operating Expenses	36.2	36.6	0.4	21.6%	170.0
Operating Income	130.8	142.3	11.4	66.8%	213.0
Non-Operating Revenues	12.6	13.2	0.6	27.6%	48.0
Non-Operating Expenses	11.8	11.6	(0.2)	25.8%	45.0
Recurring Profit	131.6	143.9	12.2	66.7%	216.0
Net Income	130.1	142.5	12.4	66.0%	216.0

Note :	With the application of Statement of Financial Accounting Standards No. 160 (“SFAS 160”) from the fiscal year ending Mar. 31, 2010, the presentation of the consolidated “Net Income Attributable to NTT” (US GAAP) for the three months ended Jun. 30, 2008 has been conformed to the presentation as of Jun. 30, 2009.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A	B			C
	Three Months Ended Jun. 30, 2008	Three Months Ended Jun. 30, 2009			Year Ending Mar. 31, 2010 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	476.7	467.5	(9.2)	24.3%	1,925.0
Voice Transmission Services (excluding IP)	237.6	211.3	(26.3)	25.8%	818.0
IP Services	132.1	153.4	21.2	23.5%	654.0
Leased Circuit (excluding IP)	43.3	39.7	(3.6)	25.3%	157.0
Telegraph	6.3	5.7	(0.6)	28.6%	20.0
Other	32.5	31.9	(0.6)	20.8%	276.0
Supplementary Business	24.7	25.3	0.6
Operating Expenses	470.0	455.6	(14.3)	24.2%	1,885.0
Personnel	29.0	31.8	2.8	24.9%	128.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	310.0	295.4	(14.5)	23.9%	1,238.0
Depreciation and Amortization	105.0	100.7	(4.3)	25.2%	400.0
Loss on Disposal of Property, Plant and Equipment	6.5	8.6	2.1	19.3%	45.0
Taxes and Public Dues	19.3	18.9	(0.3)	25.7%	74.0
Operating Income	6.7	11.8	5.1	29.7%	40.0
Non-Operating Revenues	14.7	14.0	(0.6)	25.1%	56.0
Non-Operating Expenses	8.7	9.0	0.2	25.1%	36.0
Recurring Profit	12.6	16.9	4.2	28.2%	60.0
Net Income	9.6	13.7	4.1	35.4%	39.0
NTT West (JPN GAAP)
Operating Revenues	452.8	435.7	(17.0)	24.5%	1,779.0
Voice Transmission Services (excluding IP)	233.4	206.6	(26.7)	26.0%	795.0
IP Services	108.7	124.9	16.2	23.5%	532.0
Leased Circuit (excluding IP)	38.0	35.5	(2.4)	25.2%	141.0
Telegraph	6.8	6.4	(0.4)	27.0%	24.0
Other	32.1	32.4	0.3	21.6%	287.0
Supplementary Business	33.6	29.6	(4.0)
Operating Expenses	452.5	429.8	(22.7)	24.2%	1,774.0
Personnel	28.9	31.4	2.5	24.8%	127.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	293.2	274.8	(18.4)	23.7%	1,158.0
Depreciation and Amortization	104.3	97.9	(6.3)	25.7%	381.0
Loss on Disposal of Property, Plant and Equipment	7.9	7.4	(0.4)	18.7%	40.0
Taxes and Public Dues	18.0	18.0	0.0	26.6%	68.0
Operating Income	0.2	5.9	5.6	118.4%	5.0
Non-Operating Revenues	15.1	13.3	(1.7)	29.8%	45.0
Non-Operating Expenses	10.6	8.7	(1.8)	21.9%	40.0
Recurring Profit	4.7	10.5	5.7	105.4%	10.0
Net Income	4.2	9.1	4.8	130.7%	7.0

Notes :	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Jun. 30, 2009 include monthly charges, call charges and interconnection charges of 145.2 billion yen, 22.3 billion yen and 26.3 billion yen for NTT East, and 141.8 billion yen, 20.0 billion yen and 28.7 billion yen for NTT West, respectively.

	2	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Jun. 30, 2009 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 83.9 billion yen and 24.5 billion yen for NTT East, and 64.9 billion yen and 19.8 billion yen for NTT West, respectively.

		—	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2008	B Three Months Ended Jun. 30, 2009			C Year Ending Mar. 31, 2010
			Change	Progress	(Forecast)
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	273.8	267.5	(6.2)	24.7%	1,082.0
Voice Transmission Services (excluding IP)	106.4	96.7	(9.6)	25.9%	374.0
IP Services	85.2	90.9	5.7	24.4%	373.0
Data Transmission Services (excluding IP)	33.9	30.8	(3.0)	26.4%	117.0
Leased Circuit*	24.1	22.4	(1.6)	26.5%	85.0
Solutions Business	41.4	42.2	0.7	22.2%	190.0
Other	6.7	6.7	(0.0)	24.1%	28.0
Operating Expenses	246.4	241.8	(4.5)	24.4%	992.0
Personnel	23.7	23.8	0.0	25.1%	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	116.6	116.1	(0.4)	24.4%	756.0
Communication Network Charges	71.3	68.0	(3.2)
Depreciation and Amortization	30.6	29.5	(1.0)	25.2%	117.0
Loss on Disposal of Property, Plant and Equipment	1.0	1.2	0.1	10.6%	12.0
Taxes and Public Dues	3.0	3.0	0.0	25.4%	12.0
Operating Income	27.4	25.7	(1.7)	28.6%	90.0
Non-Operating Revenues	15.3	9.1	(6.2)	43.5%	21.0
Non-Operating Expenses	6.4	3.5	(2.8)	22.2%	16.0
Recurring Profit	36.3	31.3	(5.0)	33.0%	95.0
Net Income	28.0	18.3	(9.7)	32.8%	56.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	244.9	269.3	24.4	23.0%	1,170.0
Systems Integration	183.0	205.7	22.7	22.5%	916.0
Network System Services	18.9	19.9	1.0	25.0%	80.0
Others	62.7	64.6	1.9	24.1%	268.0
Elimination or Corporate	(19.7)	(21.0)	(1.2)	22.4%	(94.0)
Cost of Sales	182.7	205.3	22.5	23.2%	884.0
Gross Profit	62.1	63.9	1.8	22.4%	286.0
Selling and General Expense	40.9	47.3	6.3	24.1%	196.0
Operating Income	21.1	16.6	(4.5)	18.5%	90.0
Non-Operating Income (loss)	(0.3)	(1.4)	(1.1)	36.0%	(4.0)
Recurring Profit	20.8	15.1	(5.6)	17.7%	86.0
Net Income	11.9	7.4	(4.4)	15.9%	47.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,170.2	1,084.8	(85.5)	24.8%	4,382.0
Wireless Services	977.5	941.8	(35.7)	25.3%	3,718.0
Mobile Services	936.4	881.9	(54.5)	25.6%	3,449.0
Voice	570.3	490.6	(79.7)	26.0%	1,885.0
Packet Communications	366.1	391.3	25.2	25.0%	1,564.0
Other revenues	41.1	59.9	18.8	22.3%	269.0
Equipment sales	192.8	143.0	(49.8)	21.5%	664.0
Operating Expenses	873.8	832.9	(40.8)	23.4%	3,552.0
Personnel	63.2	64.4	1.1	24.5%	263.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	544.0	503.7	(40.3)	23.0%	2,193.0
Depreciation and Amortization	168.5	169.0	0.5	23.8%	710.0
Loss on Disposal of Property, Plant and Equipment	6.0	8.3	2.2	18.4%	45.0
Communication Network Charges	82.3	77.7	(4.6)	25.7%	302.0
Taxes and Public Dues	9.7	9.9	0.2	25.3%	39.0
Operating Income	296.5	251.8	(44.7)	30.3%	830.0
Non-Operating Income (loss)	(8.1)	(4.4)	3.7	—	2.0
Income before Tax	288.4	247.5	(41.0)	29.7%	832.0
Net Income attributable to NTT DOCOMO	173.5	147.4	(26.1)	29.9%	493.0

Notes:

1  Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Jun. 30, 2009 include revenues from telephone subscriber lines (51.6 billion yen). Operating Revenues from IP Services include revenues from OCN (40.2 billion yen), IP-VPN (20.0 billion yen) and Wide-area Ethernet (14.5 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.6 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.1 billion yen) and high-speed digital (10.2 billion yen).

2  With the application of SFAS 160 from the fiscal year ending Mar. 31, 2010, the presentation of the consolidated “Net Income Attributable to NTT DOCOMO” (US GAAP) for the three months ended Jun. 30, 2008 has been conformed to the presentation as of Jun. 30, 2009.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2008 (From Apr. to Jun., 2008	1st Quarter Ended Jun. 30, 2009 (From Apr. to Jun., 2009	Year Ended Mar. 31, 2009	Year Ending Mar. 31, 2010 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,060	3,000	3,050	3,020
Telephone Subscriber Lines ARPU	2,680	2,630	2,670	2,640
INS-NET Subscriber Lines ARPU	5,340	5,240	5,310	5,290
FLET’S Hikari ARPU	5,450	5,640	5,580	5,720
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,920	2,850	2,900	2,850
Telephone Subscriber Lines ARPU	2,580	2,530	2,570	2,520
INS-NET Subscriber Lines ARPU	5,150	5,040	5,120	5,030
FLET’S Hikari ARPU	5,550	5,680	5,620	5,770
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova)	5,890	5,440	5,710	5,280
Voice ARPU (FOMA+mova)	3,560	3,010	3,330	2,860
Packet ARPU (FOMA+mova)	2,330	2,430	2,380	2,420
i-mode ARPU (FOMA+mova)*	2,290	2,380	2,340	2,360
ARPU generated purely from i-mode (FOMA+mova)	2,480	2,610	2,550	2,600
Mobile Aggregate ARPU (FOMA)	6,260	5,610	6,010	5,420
Voice ARPU (FOMA)	3,630	3,010	3,360	2,860
Packet ARPU (FOMA)	2,630	2,600	2,650	2,560
i-mode ARPU (FOMA)*	2,590	2,540	2,590	2,490
ARPU generated purely from i-mode (FOMA)	2,730	2,740	2,760	2,700
Mobile Aggregate ARPU (mova)	3,890	3,550	3,750	3,340
Voice ARPU (mova)	3,220	2,940	3,090	2,800
i-mode ARPU (mova)	670	610	660	540
ARPU generated purely from i-mode (mova)	860	840	870	770

*	Partial listing only

Notes :

1  We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

•      Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

•      INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

—   FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

—   Commencing in the fiscal year ending Mar. 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service,” a FLET’S Hikari’s optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 include revenues from Remote Support Service.

Revenues from NTT East’s Remote Support Service contributed, respectively, 10 yen, 20 yen, 20 yen, 40 yen, 30 yen and 50 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, the fiscal year ended Mar. 31, 2009, and the three months ended Jun. 30, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7%, 0.5% and 0.9% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s Remote Support Service contributed 60 yen to NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010 (representing 1.0% of NTT East’s total FLET’S Hikari ARPU for the same period).

Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 0 yen, 0 yen, 0 yen, 0 yen and 0 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, the fiscal year ended Mar. 31, 2009, and the three months ended Jun. 30, 2009 (representing, respectively, 0%, 0%, 0%, 0%, 0% and 0% of NTT West’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT West’s Remote Support Service contributed 30 yen to NTT West’s forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010 (representing 0.5% of NTT West’s total FLET’S Hikari ARPU for the same period).

2  Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3  For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

4  In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5  For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6  We compute ARPU for our mobile business using three aggregate measures.

•      Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—   Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

•      Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—   Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

•      Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

—   Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7  We show ARPU for our i-mode using two aggregate measures.

—   i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscribers who have active mobile phones, regardless of whether the i-mode service is activated.

—   ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

8  Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9  Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

—   1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun.

—   2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

—   3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

—   4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

—   FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

—   FY Forecast : the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

10  Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

—   1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun.

—   2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

—   3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

—   4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

—   FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

—   FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2009	As of Jun. 30, 2009	As of Mar. 31, 2010 (Forecast)
Interest-Bearing Liabilities	4,899.3	5,086.0	4,900.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2009	Three Months Ended Jun. 30, 2009	Year Ending Mar. 31, 2010 (Forecast)
Operating Income	1,109.8 billion yen	325.8 billion yen	1,110.0 billion yen
EBITDA Margin	32.4%	33.9%	31.4%
Operating FCF	1,224.8 billion yen	398.1 billion yen	1,210.0 billion yen
ROCE	5.4%	—	5.3%

Note:	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2009	Three Months Ended Jun. 30, 2009	Year Ending Mar. 31, 2010 (Forecast)
EBITDA Margin [(c/d)X100]	32.4%	33.9%	31.4%
a Operating Income	1,109.8 billion yen	325.8 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	522.9 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	848.7 billion yen	3,230.0 billion yen
d Operating Revenues	10,416.3 billion yen	2,502.9 billion yen	10,300.0 billion yen
Operating FCF [(c-d)]	1,224.8 billion yen	398.1 billion yen	1,210.0 billion yen
a Operating Income	1,109.8 billion yen	325.8 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	522.9 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	848.7 billion yen	3,230.0 billion yen
d Capital Investment	2,145.1 billion yen	450.6 billion yen	2,020.0 billion yen
ROCE [(b/c)X100]	5.4%	—	5.3%
a Operating Income	1,109.8 billion yen	—	1,110.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%
b Operating Income X(1-Normal Statutory Tax Rate)	655.8 billion yen	—	654.9 billion yen
c Operating Capital Employed	12,142.7 billion yen	—	12,351.7 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible and Other Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2009	Three Months Ended Jun. 30, 2009
NTT Consolidated Capital Investment	2,145.1	450.6
Payments for Property, Plant and Equipment	1,412.0	399.8
Acquisition of Intangible and Other Assets	617.0	191.9
Other Differences	116.1	(141.1)